UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

BIORELIANCE CORPORATION
(Name of Subject Company (Issuer))

BASEBALL ACQUISITION CORPORATION,
a wholly-owned subsidiary of

INVITROGEN CORPORATION
(Named of Filing Persons – Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Gregory T. Lucier
President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, California 92008
(760) 603-7200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Mara H. Rogers, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$448,246,128	$36,264

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 8,431,979 shares of common stock of BioReliance Corporation (“Issuer”) outstanding as of December 31, 2003 for the expected consideration in the tender offer of $48.00 per share and (ii) the exercise of in-the-money exercisable options to purchase an aggregate of 906,482 shares of common stock of Issuer as of December 31, 2003. The calculation of the filing fee is based upon Issuer’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of December 31, 2003.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction value.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,264	Filing Party:	Invitrogen Corporation and Baseball Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed:	January 8, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]	third party tender offer subject to Rule 14d-1.	[ ]	going-private transaction subject to Rule 13e-3.
[ ]	issuer tender offer subject to Rule 13e-4.	[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2004 by Invitrogen Corporation, a Delaware corporation (“Invitrogen”) and Baseball Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Invitrogen, as amended by Amendments Nos. 1, 2 and 3 thereto filed with the SEC by Invitrogen and the Purchaser on January 23, 2004, January 29, 2004 and February 5, 2004, respectively. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share, of BioReliance Corporation, a Delaware corporation (“BioReliance”) (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2004 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 11

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to add to the end thereof the following:

     On February 6, 2004, Invitrogen announced in a press release that the Offer expired at 11:59 p.m., New York City time, on February 5, 2004. According to the Depositary, as of the expiration of the Offer, 8,058,859 Shares were validly tendered in the Offer and not withdrawn, out of approximately 8,433,179 Shares then outstanding, or approximately 95.6% of all outstanding Shares. The Purchaser has accepted for payment the Shares that were validly tendered and not withdrawn. The full text of the press release issued by Invitrogen is attached hereto as Exhibit (a)(5)(1) and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended as follows:

The following Exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase dated January 8, 2004.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Joint Press Release issued by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(1) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003)

(a)(1)(H)	Presentation materials from webcast hosted by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(2) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003)

(a)(1)(I)	Presentation materials from joint presentation by Invitrogen and BioReliance management to employees of BioReliance on January 5, 2004 (incorporated by reference to Exhibit (a)(5)(3) to Schedule TO of Invitrogen and the Purchaser filed on January 6, 2004)

(a)(1)(J)	Press Release issued by Invitrogen on January 8, 2004.*

(a)(5)(1)	Press Release issued by Invitrogen on February 6, 2004.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, the Purchaser and BioReliance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004)

(d)(2)	Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004)

(d)(3)	Confidentiality Agreement, dated August 30, 2002, between Bear, Stearns & Co. Inc., for itself and on behalf of BioReliance, and Invitrogen.*

(d)(4)	Amendment to Confidentiality Agreement, dated December 9, 2003, between Invitrogen and BioReliance.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASEBALL ACQUISITION CORPORATION

	By:	/s/ JOHN D. THOMPSON

	Name: Title:	John D. Thompson President and Chief Executive Officer

INVITROGEN CORPORATION

	By:	/s/ C. ERIC WINZER

Dated: February 6, 2004	Name: Title:	C. Eric Winzer Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated January 8, 2004.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients.*

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Joint Press Release issued by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(1) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003)

(a)(1)(H)	Presentation materials from webcast hosted by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(2) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003)

(a)(1)(I)	Presentation materials from joint presentation by Invitrogen and BioReliance management to employees of BioReliance on January 5, 2004 (incorporated by reference to Exhibit (a)(5)(3) to Schedule TO of Invitrogen and the Purchaser filed on January 6, 2004)
(a)(1)(J)	Press Release issued by Invitrogen on January 8, 2004.*

(a)(5)(1)	Press Release issued by Invitrogen on February 6, 2004.

(d)(1)	Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, the Purchaser and BioReliance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004)

(d)(2)	Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004)

(d)(3)	Confidentiality Agreement, dated August 30, 2002, between Bear, Stearns & Co. Inc., for itself and on behalf of BioReliance, and Invitrogen.*

(d)(4)	Amendment to Confidentiality Agreement, dated December 9, 2003, between Invitrogen and BioReliance.*

*	Previously filed.